MADISON FUNDS
550 Science Drive
Madison, Wisconsin 53711
Tele: 608-274-0300
July 18, 2019
VIA EDGAR
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:     Madison Funds (“Registrant”)
Form N-14 Registration Statement, File No. 333-231660
To Whom It May Concern:

On behalf of the Registrant, on July 17, 2019, we filed Pre-Effective Amendment No. 2 (“Amendment”) to the Registrant’s Registration on Form N-14 relating to the proposed reorganization of the Broadview Opportunity Fund, a series of Broadview Funds Trust, with and into the Madison Small Cap Fund, a series of the Registrant. The Amendment was filed to respond to staff comments on the initial filing of the Registration Statement.

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), the Registrant and MFD Distributor, LLC, the Registrant’s principal distributor, hereby request that the Amendment be accelerated and declared effective on July 18, 2019, or as soon thereafter as is reasonably practicable. In connection with the submission of this request for accelerated effectiveness, we hereby acknowledge that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Amendment effective, it does not foreclose the Commission from taking any action with respect to the Amendment;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Amendment effective, does not relieve the Registrant from this full responsibility for the adequacy and accuracy of the disclosure in the Amendment; and

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the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please be advised that the Registrant understands that certain shareholder data is missing from the Amendment and undertakes to file (pursuant to Rule 497(c) under the 1933 Act) the final form of combined proxy statement/prospectus to be used in connection with the solicitation of proxies no later than July 22, 2019.
Please contact Registrant’s counsel, Pamela M. Krill of Godfrey & Kahn, S.C., at 608-284-2226, with any questions regarding this request.
Sincerely,
/s/ Kevin S. Thompson
Kevin S. Thompson
President, Chief Legal Officer and Secretary
AFFIRMED:
MFD Distributor, LLC
/s/ Holly S. Baggot
Holly S. Baggot
Vice President